AGREEMENT OF SALE

     THIS AGREEMENT OF SALE (this "Agreement"), is entered into as of the 16th day of June, 1997 by and between FRIEDMAN PROPERTIES, LTD., an Illinois corporation ("Purchaser"), and 420 N. WABASH LIMITED PARTNERSHIP, an Illinois limited partnership ("Seller").

                             W I T N E S S E T H:

1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price of Five Million And No/100 Dollars ($5,000,000.00) (the "Purchase Price"), Seller's interest in that certain property commonly known as 420 N. Wabash, Chicago, Illinois consisting of the following:

     1.1. a leasehold estate (the "Leasehold Estate") in the real property (the "Leasehold Property") legally described on Exhibit A attached hereto, together with all of Seller's right, title and interest in and to all easements and appurtenances thereunto belonging and all streets, alleys and public ways adjacent thereto, if any;

     1.2. all of Seller's right, title and interest in and to the buildings and improvements located on the Leasehold Property for a term of 60 years until December 31, 2041 or until the "Ground Lease" (hereinafter defined) is terminated, whichever is sooner, which estate is created and limited by deeds dated March 27, 1981 and recorded March 27, 1981 as Document 25820551 and Document 25820552, and corrected by deeds dated May 22, 1981 and recorded May 26, 1981 as Document Numbers 25882307 and 25881401, and corrected by deeds dated July 1, 1981 and recorded July 21, 1981 as Document Numbers 25943919 and 25943918 (the "Improvements") (the Improvements and the Leasehold Estate are collectively referred to herein as the "Property"); and

     1.3. the personal property set forth on Exhibit B attached hereto (the "Personal Property").

2.   PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

     2.1. Upon the execution of this Agreement, the sum of Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00) (the "Earnest Money") shall be held in escrow; and

     2.2. On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, on or before 11:00 a.m Chicago time.

3.   TITLE COMMITMENT AND SURVEY.

     3.1. Attached hereto as Exhibit D is a copy of a title commitment for a leasehold title insurance policy issued by Chicago Title Insurance Company (hereinafter referred to as "Title Insurer") designated as Order No.: 1401 007652946 D1, dated April 17, 1997 for the Property (the "Title Commitment"). For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) general real estate taxes, association assessments, special assessments, special
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district taxes and related charges not yet due and payable; (b) matters shown on the "Survey" (hereinafter defined); (c) matters caused by the actions of Purchaser; and (d) the title exceptions set forth in Schedule B of the Title Commitment as Numbers 4, 12, 13, 14, 15, 16, 17, and 18. All other exceptions to title shall be referred to as "Unpermitted Exceptions". The Title Commitment shall be conclusive evidence of good title as therein shown as to all matters to be insured by the title policy, subject only to the exceptions therein stated. On the Closing Date, Title Insurer shall deliver to Purchaser a standard title policy in conformance with the previously delivered Title Commitment, subject to Permitted Exceptions and Unpermitted Exceptions waived by Purchaser (the "Title Policy"). Seller and Purchaser shall each pay for one-half of the costs of the Title Commitment and Title Policy other than the costs of any endorsements to, or extended coverage on, the Title Policy, which shall be paid by Purchaser.

     3.2. Purchaser has received a survey of the Property prepared by Certified Survey Co., dated November 12, 1996, Order No. 81608 (the "Survey"). Seller shall deliver a recertified survey (the "Recertified Survey") to Purchaser within seven (7) days after the date hereof. Purchaser and Seller shall each pay for one-half of the costs of the Recertified Survey. Additionally, if Purchaser requires further recertification of the Recertified Survey, Seller shall provide a final survey (the "Final Survey") to Purchaser within fourteen (14) days prior to the Closing. Purchaser hereby agrees to be solely responsible for the costs, if any, of obtaining the Final Survey. Purchaser hereby acknowledges that all matters disclosed by the Survey are acceptable to Purchaser.

     3.3. The obligation of Purchaser to pay various costs set forth in Paragraphs 3.1 and 3.2 shall survive the Closing and the termination of this Agreement.

4.   PAYMENT OF CLOSING COSTS.

     4.1. In addition to the costs set forth in Paragraphs 3.1 and 3.2, Purchaser and Seller shall each pay for one-half of the costs of the documentary or transfer stamps to be paid with reference to the "Assignment and Assumption of Ground Lease" (hereinafter defined) and the "Deed" (hereinafter defined) and all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser and all other charges of the Title Insurer in connection with this transaction.

     4.2. Seller and Purchaser shall each pay one-half (1/2) of all closing costs and escrow fees.
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5.   CONDITION OF TITLE.

     5.1. If, prior to "Closing" (as hereinafter defined), a date-down to the Title Commitment discloses any new Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment, at Seller's expense, to (i) bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, do not exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions, or (ii) have the right, but not the obligation, to bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, equal or exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions. In such event, the time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified above within said thirty (30) day period or if Seller elects not to exercise its rights under (ii) in the preceding sentence, Purchaser may terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5.1, this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7. If any new Unpermitted Exception is the result of Seller's intentional act which prevents the Closing of the transaction contemplated herein then the act of creating such Unpermitted Exception shall be considered a default by Seller under this Agreement and Purchaser shall be entitled to those rights and remedies set forth in Paragraph 11 herein.

     5.2. Seller agrees to convey its interest in the Leasehold Estate to Purchaser by assigning to Purchaser all of Seller's right, title and interest created by that certain Lease (herein referred to as the "Ground Lease") executed by Marvin Schlanger, as Trustee under the Laura Schlanger Trust II; Marvin Schlanger, as Trustee under Keith Schlanger Trust II; Marvin Schlanger, as Trustee under Julia Schlanger Trust II; Shirlee Dolgin, as Trustee under Robert Dolgin Trust III; Shirley Dolgin, as Trustee under David Dolgin Trust III; and Shirlee Dolgin, as Trustee under Kenneth Dolgin Trust III, Lessors, and American National Bank and Trust Company, as Trustee, Lessee, dated July 1, 1981, which lease demises the land (except the buildings and improvements now located on the land) for a term of years beginning July 1, 1981 and ending December 31, 2041, pursuant to an Assignment and Assumption of Ground Lease (the "Assignment and Assumption of Ground Lease") and to convey fee simple title to the Improvements to Purchaser by Special Warranty Deed (the "Deed") in recordable form, both subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6.   CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

     6.1. Except as provided in the indemnity provisions contained in Paragraph 7.1 of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty, and Seller shall pay to Purchaser at the Closing the amount of the Seller's insurance deductible. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $100,000.00 (as determined by Seller in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within five (5) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Earnest Money deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty, and Seller shall pay to Purchaser at the Closing the amount of Seller's insurance deductible. Seller hereby represents and warrants to Purchaser that it maintains, and at all times through the Closing will maintain, replacement cost insurance for the Property.

     6.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall:
(i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impair the use of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), Purchaser may:

          6.2.1. terminate this Agreement by written notice to Seller, in which event the Earnest Money deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease; or

          6.2.2. proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

     6.3. Purchaser shall then notify Seller, within five (5) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under Paragraph 6.2.1 or Paragraph 6.2.2. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such five (5) business day period, Purchaser shall be deemed to have elected to exercise its rights under Paragraph 6.2.2. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7.   ACCESS AND AS-IS CONDITION.

     7.1. Purchaser and its agents, employers and contractors shall have the right to enter upon the Property at reasonable times and upon reasonable prior notice to Seller to review such aspects of the Property as it desires to secure a smooth transfer of ownership from Seller to Purchaser upon the Closing. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's review, investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion. The terms of this Paragraph 7.1, shall survive the Closing and delivery of the Deed and the Assignment and Assumption of Ground Lease and termination of this Agreement.

     7.2. Seller acquired title to the Property by foreclosure (or deed in lieu thereof). Purchaser acknowledges and agrees that, except for the limited representations and warranties of Seller set forth herein, it will be purchasing the Property and the Personal Property based solely upon its inspections and investigations of the Property and the Personal Property, and that, except for the limited representations and warranties of Seller set forth herein, Purchaser will be purchasing the Property and the Personal Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property and the Personal Property as of the date of this Agreement, wear and tear and loss by
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fire or other casualty or condemnation excepted.  Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property or the Personal Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of "Hazardous Materials" (as hereinafter defined), economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning or building laws, rules or regulations or "Environmental Laws" (hereinafter defined) affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller or the Affiliates of Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller or the Affiliates of Seller, relating directly or indirectly to the existence of asbestos or Hazardous Materials on, or environmental conditions of, the Property, whether known or unknown. As used herein, "Environmental Laws" means all federal, state and local statutes, codes, regulations, rules, ordinances, orders, standards, permits, licenses, policies and requirements (including consent decrees, judicial decisions and administrative orders) relating to the protection, preservation, remediation or conservation of the environment or worker health or safety, all as amended or reauthorized, or as hereafter amended or reauthorized, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C.
Section 9601 et seq., the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq., the Emergency Planning and Community Right-to-Know Act ("Right-to-Know Act"), 42 U.S.C. Section 11001 et seq., the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq., the Federal Water Pollution Control Act ("Clean Water Act"), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act ("Safe Drinking Water Act"), 42 U.S.C. Section 300f et seq., the Atomic Energy Act ("AEA"), 42 U.S.C. Section 2011 et seq., the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., and the Hazardous Materials Transportation Act (the "Transportation Act"), 49 U.S.C.
Section 1802 et seq.  As used herein, "Hazardous Materials" means:
(1) "hazardous substances," as defined by CERCLA; (2) "hazardous wastes," as defined by RCRA; (3) any radioactive material including, without limitation, any source, special nuclear or by-product material, as defined by AEA; (4) asbestos in any form or condition; (5) polychlorinated biphenyls; and (6) any other material, substance or waste to which liability or standards of conduct may be imposed under any Environmental Laws. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.2 shall survive the Closing and the delivery of the Deed and the Assignment and Assumption of Ground Lease and termination of this Agreement.

     7.3. Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller and the Affiliates of Seller from any liability with respect to such historical information. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.3, shall survive the Closing and the delivery of the Deed and the Assignment and Assumption of Ground Lease and termination of this Agreement.

     7.4. Seller has provided to Purchaser the following existing report: Phase I Environmental Site Assessment, prepared by Carnow, Conibear & Associates, Ltd. as Project No. 102434-E001, dated May 27, 1992 ("Existing Report").
Seller makes no representation or warranty concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller and the Affiliates of Seller from any liability whatsoever with respect to the Existing Report, or, including, without limitation, the matters set forth in the Existing Report, and the accuracy and/or completeness of the Existing Report. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report. Notwithstanding anything contained herein to the contrary, the terms of this Paragraph 7.4 shall survive the Closing and the delivery of the Deed and the Assignment and Assumption of Ground Lease and termination of this Agreement.

8. CLOSING. The closing of this transaction (the "Closing") shall be on July 31, 1997 (the "Closing Date"), at the office of Title Insurer, Chicago, Illinois at which time Seller shall deliver possession of the Property to Purchaser. This transaction shall be closed through an escrow with Title Insurer, in accordance with the general provisions of the usual and customary form of deed and money escrow for similar transactions in Chicago, Illinois, or at the option of either party, the Closing shall be a "New York style" closing at which the Purchaser shall wire the Purchase Price to Title Insurer on the Closing Date and prior to the release of the Purchase Price to Seller, Purchaser shall receive the Title Policy or marked up commitment dated the date of the Closing Date. In the event of a New York style closing, Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing. All closing and escrow fees shall be divided equally between the parties hereto.

9.   CLOSING DOCUMENTS.

     9.1. On or prior to the Closing Date, Seller and Purchaser shall execute and deliver to one another a joint closing statement. In addition, Purchaser shall deliver to Seller the balance of the Purchase Price, an assumption of the documents set forth in Paragraph 9.2.1, 9.2.4 and 9.2.5 and such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

     9.2. On the Closing Date, Seller shall deliver to Purchaser the following:

          9.2.1. the Assignment and Assumption of Ground Lease (in the form of Exhibit L attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.2. the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

          9.2.3. a special warranty bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

          9.2.4. assignment and assumption of intangible property (in the form attached hereto as Exhibit G), including, without limitation, the service contracts listed in Exhibit H;

          9.2.5. an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit I);

          9.2.6. non-foreign affidavit (in the form of Exhibit J attached hereto);

          9.2.7. original, or copies (if originals are not available), of all leases affecting the Property in Seller's possession (which shall be delivered at the Property);

          9.2.8. all documents and instruments reasonably required by the Title Insurer to issue the Title Policy;

          9.2.9. possession of the Property to Purchaser, subject to the terms of leases;

          9.2.10. evidence of the termination of the management and leasing agreement;

          9.2.11. notice to the tenants of the Property of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits (in the form of Exhibit K);

          9.2.12.  an updated rent roll.

10. PURCHASER'S DEFAULT. ALL EARNEST MONEY DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE EARNEST MONEY AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH IN PARAGRAPH 7.1 HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE EARNEST MONEY HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES.
11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL EARNEST MONEY TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7 AND PURCHASER'S RIGHT TO RECEIVE FROM SELLER ITS ACTUAL, DOCUMENTED THIRD PARTY OUT-OF-POCKET EXPENSES INCURRED IN THE PERFORMANCE OF ITS DUE DILIGENCE HEREUNDER AND THE NEGOTIATION AND EXECUTION OF THIS AGREEMENT, NOT TO EXCEED $100,000 IN THE AGGREGATE. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS ITS INTENTIONAL REFUSAL TO DELIVER THE DEED, THE ASSIGNMENT AND ASSUMPTION OF GROUND LEASE OR ANY OF THE OTHER CLOSING DOCUMENTS SET FORTH IN PARAGRAPH 9.2, THEN PURCHASER WILL BE ENTITLED TO SPECIFIC PERFORMANCE.

12.  PRORATIONS.

     12.1. The following items shall be adjusted ratably as of 11:59 p.m. on the Closing Date, and credited against the balance of the cash due at Closing:
i) rents (exclusive of delinquent rents, but including prepaid rents); ii) refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); iii) water and other utility charges; iv) fuels; v) prepaid operating expenses; vi) real and personal property taxes and assessments ("Taxes") prorated on a "net" basis based on 105% of the most recent actual tax bills. The amount of the proration shall be calculated by (1) determining the net amount (the "Net Amount") of (x) the amount of all Taxes accrued but not yet due and payable as of the Closing (based on the most recent actual bills), minus (y) the aggregate amount payable by tenants of the Property for their respective shares of Taxes for the time period covered by the proration; (2) multiplying the Net Amount by 105%. In addition, Seller shall give Purchaser a credit for the aggregate amount actually paid or deposited by tenants of the Property, as of the Closing, for their respective shares of Taxes for the time period covered by the proration;
vii) operating expenses which are reimbursable by the tenants for the period prior to the Closing Date less any amount previously paid by the Tenants shall be credited to Seller; and viii) other similar items. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by

Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to delinquent rent referred to in Paragraph 12.2 below.

     12.2. All monies received after Closing by Purchaser from any tenant of the Property who is indebted under a lease for rent for any period prior to and including the Closing Date will first be applied to rent or other charges currently due to Purchaser under the applicable lease. Any balance remaining after the application of such monies to current rent and other charges shall be deemed a "Post-Closing Receipt" but only to the extent such pre-closing indebtedness has not been paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing Receipt to Seller. Purchaser shall set forth both current and delinquent rent amounts on tenant bills in an effort to collect all amounts owing from tenants, including those which, upon collection, would constitute Post-Closing Receipts hereunder. Within 120 days after the Closing Date, Purchaser shall deliver to Seller a reconciliation statement of Post-Closing Receipts through the first 90 days after the Closing Date. Upon the delivery of the Post-Closing Receipts reconciliation, Purchaser shall deliver to Seller any Post-Closing Receipts owing to Seller and not previously delivered to Seller in accordance with the terms hereof. Seller retains the right to conduct an audit, at reasonable times and upon reasonable notice, of Purchaser's books and records to verify the accuracy of the Post-Closing Receipts reconciliation statement and upon the verification of additional funds owing to Seller, Purchaser shall pay to Seller said additional Post-Closing Receipts and the cost of performing Seller's audit. Paragraph 12.2 of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. Neither this Agreement nor a memorandum thereof shall be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10 hereof. Notwithstanding the foregoing, Purchaser may assign its interest in this Agreement without the consent of Seller to any entity in which Purchaser or Albert M. Friedman owns a controlling interest provided that Purchaser remains liable for and the assignee assumes the obligations of Purchaser hereunder. If any assignee of Purchaser under this Agreement petitions or applies for relief in bankruptcy or such assignee is adjudicated as a bankrupt or insolvent, or such assignee files any petition, application for relief or answerseeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief for itself under any present or future federal, state or other statute, law, code or regulation relating to bankruptcy, insolvency, or other relief for debtors (collectively, a "Bankruptcy Filing") on or before the Closing, said Bankruptcy Filing shall be a default under this Agreement and Purchaser shall indemnify Seller for all costs, attorney's fees and expenses of Seller resulting from Seller's efforts to obtain the Earnest Money as liquidated damages and to clear title to the Property from any encumbrance resulting from the Bankruptcy Filing.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction other than to Insignia Mortgage & Investment Company (to be paid by Seller). Purchaser and Seller shall each indemnify, defend and hold the other party harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through the indemnifying party any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated other than to Insignia Mortgage & Investment Company. The indemnifying party shall undertake its obligations set forth in this Paragraph 15 using attorneys selected by the indemnifying party and reasonably acceptable to the indemnified party. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed and the Assignment and Assumption of Ground Lease.

16.  REPRESENTATIONS AND WARRANTIES.

     16.1. Any reference herein to Seller's knowledge or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Alan Muench (the "Seller's Representative"), and any representation or warranty of the Seller is based upon those matters of which the Seller's Representative has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representative.

     16.2. Subject to the limitations set forth in Paragraph 16.1, Seller hereby makes the following representations and warranties, which representations and warranties are made to Seller's knowledge and which shall not survive Closing, except as set forth in Paragraph 16.4 below:

          16.2.1. Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property;

          16.2.2. Seller has the power to execute and deliver this Agreement and consummate the transactions contemplated herein;

          16.2.3. there are no service contracts or management or leasing commission agreements affecting the Property other than those shown on Exhibit H attached hereto;

          16.2.4. Seller has not received written notice from any governmental or regulatory authority that the use and operation of the Property is in violation of applicable building codes or laws which has not previously been corrected;

          16.2.5. Seller has not received any written notice from any governmental authority having jurisdiction over the Property of any uncured violation of any Environmental Law with respect to the Property;

          16.2.6. the rent roll delivered to Purchaser on the date hereof is true, correct and complete as of the date thereon and Seller shall deliver to Purchaser a true, correct and complete rent roll at the Closing, dated no earlier than seven (7) days prior to the Closing Date.

     16.3. Purchaser hereby represents and warrants to Seller that Purchaser has the full right, power and authority to execute and deliver this Agreement and consummate the transactions contemplated herein.

     16.4. The parties agree that the representations contained herein shall survive Closing for a period ending 5:00 p.m. central time on the date ninety (90) days following the Closing Date (i.e. the claiming party shall have no right to make any claims against the other party for a breach of a representation or warranty after 5:00 p.m. central time on the date specified in this Paragraph 16.4.).

17. LIMITATION OF LIABILITY. No Affiliate of Seller, nor any of its or Seller's respective beneficiaries, shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.

     Notwithstanding anything contained herein to the contrary, Purchaser hereby agrees that the maximum aggregate liability of Seller, in connection with, arising out of or in any way related to a breach by Seller under this Agreement or any document or conveyance agreement in connection with the transaction set forth herein after the Closing shall be $100,000. Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover from Seller any amount greater than said limit.

18.  TIME OF ESSENCE.  Time is of the essence of this Agreement.

19. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express, by facsimile transmission or made by United States registered or certified mail addressed as follows:

     TO SELLER:               c/o The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  Ilona Adams
     with copies to:          The Balcor Company
                              Bannockburn Lake Office Plaza
                              2355 Waukegan Road
                              Suite A-200
                              Bannockburn, Illinois  60015
                              Attention:  John Powell
                              (847) 317-4393
                              (847) 317-4462 (FAX)

             and to:          Katten Muchin & Zavis
                              525 West Monroe Street
                              Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

       TO PURCHASER:          Friedman Properties, Ltd.
                              54 West Hubbard Street
                              Suite 100
                              Chicago, Illinois  60610
                              Attention: Albert M. Friedman
                              (312) 644 - 1100
                              (312) 644 - 2898 (FAX)

     and one copy to:         Lawrence B. Swibel, Esq.
                              Fox Swibel & Levin
                              500 N. Dearborn
                              Suite 400
                              Chicago, Illinois  60610
                              (312) 832-8314
                              (312) 527-9606 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or the same day as given if sent by facsimile transmission and received by 5:00 p.m. Chicago time or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail, by overnight courier or by facsimile transmission as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

20.  EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute two
(2) copies of this Agreement and three (3) copies of an Escrow Agreement ("Escrow Agreement") pursuant to which the Earnest Money shall be held and forward them to Seller for execution. Seller will forward one (1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow
Agent:

     (A)  One (1) fully executed copy of this Agreement; and

     (B) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

21. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Illinois.

22. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

23. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

24. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

25.  RIGHT-OF-FIRST REFUSAL.

     25.1. Seller and Purchaser acknowledge that Williams/Gerard Productions, Inc. ("WG") has a right-of-first refusal to purchase the Property pursuant to its lease (the "Right-of-First Refusal"). Upon execution of this Agreement, Seller shall deliver a copy of this Agreement to WG. Pursuant to the Right-of-First Refusal, WG has five (5) days to notify Seller if it intends to purchase the Property (the "Notice to Purchase"). If WG delivers the Notice to Purchase to Seller in accordance with the immediately preceding sentence, Seller shall promptly notify Purchaser in writing and this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the Escrow by Purchaser, together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7. If WG does not deliver a Notice to Purchase but otherwise disputes the validity of the notice Seller delivers to WG, then Seller shall promptly notify Purchaser thereof in writing. In such event, Purchaser may elect to terminate this Agreement by giving written notice thereof to Seller within five (5) days following receipt of Seller's notice and this Agreement shall become null and void without further action of the parties and all Earnest Money theretofore deposited into the Escrow by Purchaser, together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7. If Purchaser fails to deliver notice to Seller in accordance with the immediately preceding sentence, (i) Purchaser shall have waived its right to terminate this Agreement pursuant to this Paragraph 25;

(ii) if Seller is unable to consummate the transactions contemplated by the Agreement because of any action, threat, claim or proceeding initiated by WG regarding the Right-of-First Refusal, such a failure shall not be deemed a default by Seller under this Agreement; and (iii) notwithstanding anything contained in this Agreement to the contrary, any exception to title relating to the Right-of-First Refusal shall be deemed a Permitted Exception.

     25.2. If this Agreement is terminated pursuant Paragraph 25.1 above, Seller hereby agrees to reimburse Purchaser for the reasonable actual due diligence and out of pocket legal expenses incurred by Purchaser in connection with the negotiation and execution of this Agreement in an amount not to exceed Ten Thousand and No/100 Dollars ($10,000.00).

26. NEW LEASES. Seller shall not execute any new lease affecting the Property or modify, amend or accept the surrender of any Lease (collectively or individually a "Modification Agreement") without Purchaser's prior written consent; provided, however the Purchaser hereby consents to a renewal/expansion of the existing lease with WG pursuant to the terms set forth in Exhibit O attached hereto. Upon requesting Purchaser's consent (any such request to be made both by telephone and in writing), Seller shall deliver a complete copy of said proposed lease to Purchaser with a copy of any brokerage commission agreement and statement as to the cost of any tenant improvement work, contributions, and brokerage commissions due or to become due in connection therewith (the "Disclosure Documents"). Purchaser's consent shall be deemed given if Purchaser has not responded to the contrary within five (5) business days after receipt of Seller's written request and the complete copy of said lease or Modification Agreement and other material. If approved by Purchaser, a complete copy of any such lease or Modification Agreement shall be delivered to Purchaser within five (5) days of the full execution thereof. With respect to all new leases (specifically including the lease renewal/expansion set forth in Exhibit O) or Modification Agreements, provided Purchaser has approved the new lease to the extent said approval is required, leasing costs and commissions, tenant improvements and contributions, and reasonable attorneys' fees of Seller, shall be assumed and paid by Purchaser (without a credit to Purchaser) or credited to Seller at Closing to the extent Seller has paid any of said obligations prior to Closing.

27.  TENANT CERTIFICATE CONDITION TO CLOSING.

     27.1. The following terms have been defined as follows for convenience of reference:

          (i) "Tenant Certificate" means a certificate, commonly known as an estoppel certificate, signed by a tenant with respect to its Lease, either in the form set forth on Exhibit N hereto or on such other form as is substantially consistent with the requirements of the tenant's lease for such certificates but in no event dated earlier than the date hereof.

          (ii) "Seller Tenant Certificate" means a Tenant Certificate signed by the Seller and limited to the "knowledge of Seller" (as defined in Paragraph 16 herein) with respect to a particular Lease for which the Tenant in question has failed to execute and deliver a Tenant Certificate.

     27.2. Seller shall promptly request a Tenant Certificate in the form of Exhibit N from all tenants, and shall in good faith pursue the collection of the same. Seller shall deliver to Purchaser, upon Seller's receipt thereof, all Tenant Certificates signed by tenants (whether in the form of Exhibit N or otherwise).

     27.3. It shall be a condition to Purchaser's obligations hereunder (the "Estoppel Condition") that Seller deliver to Purchaser at least six Tenant Certificates from tenants of the Property and Seller Tenant Certificates for those tenants not providing Tenant Certificates.

     27.4. If Seller delivers any Tenant Certificates after Closing to Purchaser containing all of the information herein required from a tenant under a Lease for whom Seller has executed and delivered a Seller Tenant Certificate at Closing, the Seller Tenant Certificate executed and delivered by Seller at Closing shall become null and void and the Tenant Certificate received from the tenant shall be substituted therefor. Seller's liability under Seller Tenant Certificates shall be limited pursuant to Paragraph 17 herein.

     27.5. If Seller has not satisfied the Estoppel Condition on or before the Closing Date, then the Closing Date shall be extended by five (5) business days (the "New Closing Date"), and Seller shall have the right to satisfy the Estoppel Condition on or before the New Closing Date. If Seller has not satisfied the Estoppel Condition on or before the New Closing Date then Purchaser shall have the right to terminate this Agreement by delivering written notice to Seller on the New Closing Date. If Purchaser exercises its rights to terminate in accordance with the terms of this Paragraph 27.5, this Agreement shall be null and void without further action of the parties and all Earnest Money theretofore deposited by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for those obligations which specifically survive the terms hereof. If Purchaser does not terminate this Agreement pursuant to the first sentence of this Paragraph 27.5, the parties shall proceed to Closing.

28. ASSUMPTION OF LEASING COMMISSION OBLIGATIONS. Seller previously entered into that certain commercial property management agreement by and between Seller and Cushman & Wakefield of Illinois, Inc., an Illinois corporation ("CW"), dated October 16, 1992 (the "CW Agreement"). Pursuant to the CW Agreement, CW was the rental agent for the Property. At Closing, Purchaser shall assume the obligations of Seller for all leasing commissions that may arise after the Closing Date pursuant to the CW Agreement.

     IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the date first set forth above.


                         PURCHASER:

                         FRIEDMAN PROPERTIES, LTD., an Illinois corporation


                         By:   /s/ Albert Friedman
                              ----------------------------------
                         Name:     Albert Friedman
                              ----------------------------------
                         Its:      President
                              ----------------------------------


                         SELLER:

                         420 N. WABASH LIMITED PARTNERSHIP, an Illinois limited partnership


                         By: 420 N. Wabash Partners, Inc., an Illinois corporation, its general partner


                              By:   /s/ Beth Goldstein
                                   -----------------------------------
                              Name:     Beth Goldstein
                                   -----------------------------------
                              Its:      Authorized Agent
                                   -----------------------------------
               of Insignia Mortgage and Investment Company ("Seller's Broker") executed this Agreement in its capacity as a real estate broker and acknowledges that the fee or commission due it from Seller as a result of the transaction described in this Agreement is as set forth in that certain Listing
Agreement, dated         , 199  between Seller and Seller's Broker (the
"Listing Agreement"). Seller's Broker also acknowledges that payment of the aforesaid fee or commission is conditioned upon the Closing and the receipt of the Purchase Price by the Seller. Seller's Broker agrees to deliver a receipt to the Seller at the Closing for the fee or commission due Seller's Broker and a release, in the appropriate form, stating that no other fees or commissions are due to it from Seller or Purchaser.

                         INSIGNIA MORTGAGE AND INVESTMENT COMPANY

                         By:
                             ------------------------------------

                                   Exhibits

A    -    Legal

B    -    Personal Property

C    -    Intentionally Omitted

D    -    Title Commitment

E    -    Deed

F    -    Quitclaim Bill of Sale

G    -    Assignment and Assumption of Intangible Property

H    -    Service Contracts

I    -    Assignment and Assumption of Leases and Security Deposits

J    -    Non-Foreign Affidavit

K    -    Notice to Tenants

L    -    Assignment and Assumption of Ground Lease

M    -    Litigation

N    -    Tenant Certificate

O    -    Terms of New WG Lease